SOURCE ENERGY CORPORATION
                             3040 GRANITE MEADOW LANE
                                SANDY, UTAH 84092


February 9, 2005

Ms. Melinda Kramer
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-0405


Re: Source Energy Corporation, a Utah corporation (the "Company") Registration Statement on Form S-4, filed December 15, 2004
     Commission File No. 333-121272


Dear Ms. Kramer:

     As President of the Company, I hereby request that the above-referenced registration statement be withdrawn, effective immediately. This letter will supercede the withdrawal letter of the Company's counsel, Leonard W. Burningham, Esq., which was filed with the Commission on February 2, 2005.

     The comments raised in the Commission's comment letter dated January 14, 2005, will be addressed in the Company's periodic reports.

                                                SOURCE ENERGY CORPORATION

                                             By: /s/ Craig Carpenter

                                                Craig Carpenter, President